SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Western Wind Energy Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

95988Q
(CUSIP Number of Class of Securities)

Markus Ziemer
Pacific Hydro International Pty Ltd.
10/474 Flinders Street
Melbourne, Australia 3000
61-3-9615-6450
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2006
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 95988Q
(1)	Name of Reporting Person Pacific Hydro International Pty Ltd. S.S. or I.R.S. Identification No. of Above Person
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC, BK
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)☐
(6)	Citizenship or Place of Organization Victoria, Australia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 12,000,000 (1)
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 12,000,000 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
(13)	Percent of Class Represented by Amount in Row (11) 40.3% (3)
(14)	Type of Reporting Person CO

(1) The 12,000,000 shares represent 6,000,000 common shares and 6,000,000 warrants exercisable into common shares. Pacific Hydro International Pty Ltd. (“PHIPL”) is 100% owned by Pacific Hydro Pty Ltd. (“PHL”).
(2) PHIPL directly holds the 12,000,000 common shares consisting of 6,000,000 common shares reported, and 6,000,000 warrants exercisable into common shares.
(3) The 40.3% represents the ownership percentage if the 6,000,000 warrants owned by PHIPL were exercised into common shares. The 6,000,000 outstanding common shares currently owned by PHIPL represent 25.2% of the outstanding common shares. However, PHIPL entered into an agreement with the TSX Venture Exchange whereby it undertook not to vote in excess of 19.9% of its shares.

Schedule 13D

CUSIP No. 95988Q
(1)	Name of Reporting Person Pacific Hydro Pty Ltd. S.S. or I.R.S. Identification No. of Above Person
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)☐
(6)	Citizenship or Place of Organization Victoria, Australia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 12,000,000 (1)
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 12,000,000 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
(13)	Percent of Class Represented by Amount in Row (11) 40.3% (3)
(14)	Type of Reporting Person HC, CO

(1) The 12,000,000 shares represent 6,000,000 common shares and 6,000,000 warrants exercisable into common shares. PHIPL is 100% owned by PHL.
(2) PHIPL directly holds the 12,000,000 common shares consisting of 6,000,000 common shares reported, and 6,000,000 warrants exercisable into common shares.
(3) The 40.3% represents the ownership percentage if the 6,000,000 warrants owned by PHIPL were exercised into common shares. The 6,000,000 outstanding common shares currently owned by PHIPL represent 25.2% of the outstanding common shares. However, PHIPL entered into an agreement with the TSX Venture Exchange whereby it undertook not to vote in excess of 19.9% of its shares.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on March 29, 2006 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

PHIPL, a wholly owned subsidiary of PHL, has exercised its right pursuant to an exclusivity deed dated October 20, 2005 (the “Exclusivity Deed”) between PHIPL and Western Wind Energy Corp. (“WWE”), to require WWE to repurchase from PHIPL 4,333,333 units of securities each comprised of one common share and one non-transferable common share purchase warrant (“Units”) owned by PHIPL at the original subscription price of Cdn. $1.50 per Unit for a total consideration of Cdn. $6,500,000.

Under the Exclusivity Deed, WWE was required to appoint two directors nominated by PHIPL to its Board. At present, there are no PHIPL nominated directors on the WWE Board.

After taking into account the repurchase of the Units by WWE, PHIPL will own 1,666,667 common shares in the capital of WWE and 1,666,667 common share purchase warrants entitling PHIPL to acquire additional common shares in WWE.

The TSX Venture Exchange (the “Exchange”) approved the issuance by WWE of the Units on January 24, 2006, on the condition that PHIPL give an undertaking to the Exchange and WWE that PHIPL would not exercise its voting rights in respect of greater than 19.99% of the voting shares of WWE until the shareholders of WWE (other than PHIPL) had approved the acquisition of a greater than 20% ownership interest. WWE failed to obtain that shareholder approval at its September 25, 2006 shareholder meeting. As a result and in accordance with the Exclusivity Deed, PHIPL has exercised its right under the Exclusivity Deed to require WWE to repurchase the Units.

On October 31, 2006, PHIPL tendered the Units at the registered and record office of WWE, but WWE has refused to repurchase the Units. Consequently, PHIPL is seeking judgment against WWE in the amount of Cdn. $6,500,000.

In addition, PHIPL has brought another claim for specific performance of WWE’s obligations under an agreement pursuant to which PHIPL made a loan of U.S.$13,400,000 to WWE (the “Loan Agreement”) to fund an acquisition by WWE of PAMC Management Company (“PAMC”), whose primary assets are the Mesa Wind Farm near Palm Springs, California, a power purchase agreement with Southern California Edison Company and 450 wind turbines (the “Mesa Assets”), on the condition that, if the shareholders of WWE did not approve the issuance of certain securities to PHIPL on terms the parties had agreed to in the Loan Agreement, PHIPL would be entitled, at its option, to direct WWE to transfer either 50% of the shares of PAMC that WWE acquired with the proceeds of the loan, or 50% of the Mesa Assets to PHIPL. The shareholders of WWE did not approve the issuance of the securities on the terms the parties agreed to. In accordance with the Loan Agreement, PHIPL directed WWE to transfer 50% of the shares of PAMC which WWE acquired with the proceeds of the loan, into PHIPL’s name. WWE has refused to transfer the PAMC shares.

If WWE fails to repay the remaining 50% of the principal outstanding under the Loan Agreement by December 31, 2006, PHIPL is entitled to demand assignment to it, of either the remaining 50% of the Mesa Assets, or the remaining 50% of the shares of PAMC, as the case may be.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

The description of the Exclusivity Deed in Item 4 is hereby incorporated by reference.

The description of the Loan Agreement in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement*

* Previously filed on March 29, 2006 with the original Statement on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4th, 2006

Pacific Hydro International Pty Ltd.

By:	/s/ Markus Ziemer
Markus Ziemer
Company Secretary

Pacific Hydro Pty Limited

By:	/s/ Markus Ziemer
Markus Ziemer
General Manager Corporate Services

ANNEX A

Unless otherwise indicated, the business address of the directors and executive officers of PHIPL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia and each occupation set forth opposite such person’s name refers to employment with PHIPL. Unless otherwise indicated, the business address of the directors and executive officers of PHL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia and each occupation set forth opposite such person’s name refers to employment with PHL. To the knowledge of the Reporting Persons, none of their respective directors, executive officers or trustees has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Each of the directors and officers of the Reporting Persons is a citizen of Australia.

Directors and Executive Officers of PHIPL

Name	Occupation and Business Address	Number of Common Shares Beneficially Owned

Robert Grant	Director	Nil
Kevin Holmes	Director	Nil
Markus Ziemer	Company Secretary	Nil

Directors and Executive Officers of PHL

Name	Occupation and Business Address	Number of Common Shares Beneficially Owned

Robert Grant	Chief Executive Officer	Nil
Kevin Holmes	Chief Financial Officer/ Chief Operations Officer	Nil
Markus Ziemer	General Manager, Corporate Services	Nil
Bernard Wheelahan	Non Executive Director	Nil
John McInnes	Non Executive Director	Nil
Kate Spargo	Non Executive Director	Nil
Garry Weaven	Non Executive Director	Nil
Ian Court	Non Executive Director	Nil
Geoff Coffey	Non Executive Director	Nil
Damian Moloney	Non Executive Director	Nil

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement*

* Previously filed on March 29, 2006 with the original Statement on Schedule 13D.